EXHIBIT 99.1

Lifeway Foods, Inc. Announces Record Results for the Third Quarter Ended September 30, 2022

Net sales increase 29.1% year-over-year to $38.1 million; up 46.5% compared to 2020

Delivers 12th straight quarter of year-over-year net sales growth

Morton Grove, IL — November 14, 2022— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2022.

“Despite the large macro trends that have affected consumers and competitors in our category, I am pleased to report that Lifeway has achieved a year-over-year net sales increase of 29.1% for the third quarter of 2022, with a two-year stack increase of 46.5% compared to the third quarter of 2020,” said Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “This quarter’s record-breaking topline numbers are a result of our focus on the core Lifeway Kefir business. The strategy we’ve put in place to build awareness for our flagship product has yielded our 12th consecutive quarter of year-over-year growth at Lifeway, and we are grateful to our customers who have made this milestone possible. As we look forward, our objectives are to increase our assortment and distribution at retail partners with whom we’ve had tremendous success, gain exposure through marketing campaigns and penetrate additional channels. We have recently gained traction within the convenience channel, and see this as an opportunity to build brand awareness and introduce new consumers to our single-serve products. We look forward to finishing the year strong and preparing for a healthy 2023.”

Third Quarter 2022 Results

Net sales were $38.1 million for the third quarter ended September 30, 2022, an increase of $8.6 million or 29.1% from the same period in 2021. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir and the impact of price increases implemented during the first quarter of 2022, and to a lesser extent the favorable impact of our acquisition of GlenOaks Farms during the third quarter of 2021.

Gross profit as a percentage of net sales was 19.9% for the third quarter ended September 30, 2022.

Selling, general and administrative expenses increased $0.4 million to $6.3 million for the third quarter ended September 30, 2022, from $5.9 million during the same period in 2021.

The Company reported net income of $1.0 million or $0.06 per basic and diluted common share for the third quarter ended September 30, 2022.

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

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Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2022 and December 31, 2021

(In thousands)

	September 30, 2022	December 31,
	Unaudited	2021
Current assets
Cash and cash equivalents	$8,933	$9,233
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,400 and $1,170 at September 30, 2022 and December 31, 2021 respectively	11,507	9,930
Inventories, net	9,192	8,285
Prepaid expenses and other current assets	1,369	1,254
Refundable income taxes	653	344
Total current assets	31,654	29,046

Property, plant and equipment, net	20,905	20,130
Operating lease right-of-use asset	135	216
Goodwill	11,704	11,704
Intangible assets, net	7,573	7,978
Other assets	1,800	1,800
Total assets	$73,771	$70,874

Current liabilities
Current portion of note payable	$1,000	$1,000
Accounts payable	9,119	6,614
Accrued expenses	4,378	3,724
Accrued income taxes	–	725
Total current liabilities	14,497	12,063
Line of credit	2,777	2,777
Note payable	2,725	3,470
Operating lease liabilities	74	85
Deferred income taxes, net	3,201	3,201
Other long-term liabilities	–	147
Total liabilities	23,274	21,743

Commitments and contingencies	–	–

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2022 and December 31, 2021	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,495 and 15,435 outstanding at September 30, 2022 and December 31, 2021, respectively	6,509	6,509
Paid-in capital	3,271	2,552
Treasury stock, at cost	(12,997)	(13,436)
Retained earnings	53,714	53,506
Total stockholders' equity	50,497	49,131

Total liabilities and stockholders' equity	$73,771	$70,874

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and nine months ended September 30, 2022 and 2021

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine months Ended September 30,
	2022	2021	2022	2021

Net sales	$38,140	$29,553	$105,730	$88,091

Cost of goods sold	29,962	21,915	85,032	63,273
Depreciation expense	590	645	1,833	2,099
Total cost of goods sold	30,552	22,560	86,865	65,372

Gross profit	7,588	6,993	18,865	22,719

Selling expenses	2,843	2,722	8,527	8,510
General and administrative	3,415	3,194	9,546	8,702
Amortization expense	135	33	405	33
Total operating expenses	6,393	5,949	18,478	17,245

Income from operations	1,195	1,044	387	5,474

Other income (expense):
Interest expense	(77)	(30)	(171)	(72)
Gain on investments	–	–	–	2
Loss on sale of property and equipment	–	(5)	–	(88)
Other (expense) income, net	(5)	(2)	(10)	(61)
Total other income (expense)	(82)	(37)	(181)	(219)

Income before provision (benefit) for income taxes	1,113	1,007	206	5,255

Provision (benefit) for income taxes	130	527	(2)	1,851

Net income	$983	$480	$208	$3,404

Earnings (loss) per common share:
Basic	$0.06	$0.03	$0.01	$0.22
Diluted	$0.06	$0.03	$0.01	$0.22

Weighted average common shares:
Basic	15,490	15,473	15,462	15,572
Diluted	15,848	15,651	15,759	15,712

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$208	$3,404
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,238	2,132
Non-cash interest expense	5	9
Non-cash rent expense	–	1
Bad debt expense	–	6
Deferred revenue	(23)	(23)
Stock-based compensation	755	608
Loss on sale of property and equipment	–	88
(Increase) decrease in operating assets:
Accounts receivable	(1,576)	(1,832)
Inventories	(907)	(642)
Refundable income taxes	(309)	(384)
Prepaid expenses and other current assets	(115)	(152)
Increase (decrease) in operating liabilities:
Accounts payable	3,085	1,695
Accrued expenses	1,003	1,498
Accrued income taxes	(725)	(553)
Net cash provided by operating activities	3,639	5,855

Cash flows from investing activities:
Purchases of property and equipment	(2,609)	(1,685)
Acquisition, net of cash acquired	(580)	(5,220)
Net cash used in investing activities	(3,189)	(6,905)

Cash flows from financing activities:
Purchase of treasury stock	–	(1,583)
Payment of deferred financing cost	–	(25)
Proceeds from note payable	–	5,000
Repayment of note payable	(750)	(250)
Net cash used in financing activities	(750)	3,142

Net (decrease) increase in cash and cash equivalents	(300)	2,092

Cash and cash equivalents at the beginning of the period	9,233	7,926

Cash and cash equivalents at the end of the period	$8,933	$10,018

Supplemental cash flow information:
Cash paid for income taxes, net	$640	$2,788
Cash paid for interest	$158	$60

Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$19	$45

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